November 18, 2024

Weiqi Huang
Chief Executive Officer and Chairman of the Board
Skycorp Solar Group Ltd
Room 303, Block B
No.188 Jinghua Road, Yinzhou District
Ningbo City, Zhejiang Province
China, 315048

        Re: Skycorp Solar Group Ltd
            Registration Statement on Form F-1
            Filed November 5, 2024
            File No. 333-282996
Dear Weiqi Huang:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed November 5, 2024
Enforceability of Civil Liabilities, page 49

1.     We note the deletion of the section here discussing Singapore as well as your
       disclosure on page F-27 under footnote 26 discussing how on September 20, 2024, the company transferred all its shares in Greenhash Pte. Ltd., a Singapore subsidiary and
       100% owned subsidiary of the company, to Skycorp Holding Co., Ltd. a company wholly owned by Weiqi Huang, your CEO. However, your disclosure elsewhere
       (e.g., on page iii) continues to state that "[t]he functional currency of subsidiaries
       located in Hong Kong and Singapore are the Hong Kong dollars (   HK$   )
and
       Singapore dollars (   S$   ), respectively." Please reconcile and revise
your disclosure as
       applicable to accurately reflect that status of any Singapore subsidiaries, including your corporate structure diagram as appropriate.
 November 18, 2024
Page 2

Related Party Transactions, page 115

2. We note your revisions to reflect a total of $2,147,857 due from related parties, including an increase to $2,028,608 due from your CEO, Weiqi Huang, as of March
       31, 2024. Please revise your disclosure throughout your registration statement as appropriate to reflect these revised amounts. In this regard, we note your risk factor beginning "[w]e have engaged in the past in related party transactions, which may result..." on page 35 that appears to continue to reflect previously disclosed amounts. Also, update this information as of the fiscal year ended September 30,
       2024, consistent with Item 7.B. of Form 20-F.
Consolidated Financial Statements, page F-1

3. We read your response to prior comments 2 and 3. It appears you have revised your condensed consolidated balance sheet as of March 31, 2024, condensed consolidated statement of equity for the six months ended March 31, 2024, condensed consolidated statements of operations for the six months ended March 31, 2024 and 2023, and consolidated statements of operations for the fiscal years ended September 30, 2023 and 2022 due to the correction of an error. Please revise your disclosure to address the following:
           Please revise to clearly label the related condensed consolidated interim financial statements as restated and provide the disclosures required by ASC 250-10-50-7.
           Please further revise your disclosure in Note 26 on page F-56 to disclose the effect of the correction of the error related to your basic and diluted earning per common share.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Mengyi "Jason" Ye